Jon E. Gavenman +1 650 843 5055 jgavenman@cooley.com	VIA EDGAR AND COURIER

May 9, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C., 20549

Attn:	Joshua Shainess

Celeste M. Murphy

Kathryn Jacobson

Lisa Etheredge

Re:	Sonim Technologies, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed April 29, 2019

File No. 333-230887

Ladies and Gentlemen:

On behalf of Sonim Technologies, Inc. (the “Company”), we are providing this response letter in response to the comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) contained in its letter, dated May 8, 2019 (the “Comment Letter”), relating to the Company’s Amendment No. 1 to the Registration Statement on Form S-1, as filed on April 29, 2019 (the “Registration Statement”).

The Company is concurrently filing Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”), which reflects changes made in response to the Comments contained in the Comment Letter and certain other changes. We are also sending the Staff a copy of this response letter, along with copies of the Amended Registration Statement marked to show all changes made to the Registration Statement.

The numbering of the paragraphs below corresponds to the numbering of the Comments contained in the Comment Letter, which for your convenience we have incorporated into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of the Registration Statement. Capitalized terms used in this response letter but not otherwise defined in this response letter shall have the meanings set forth in the Registration Statement.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

May 9, 2019

Page Two

Registration Statement on Form S-1

Preliminary Estimated Unaudited Financial Results for the Three Months Ended March 31, 2019

Gross profit and margin, page 5

1.

We note that gross profit is expected to increase from 28% for the three months ended March 31, 2018 to 35% for the three months ended March 31, 2019. Please revise to explain the reason for this increase, specifically addressing which components of cost of revenues decreased relative to total revenues during the first quarter of 2019, compared to the same period last year. To the extent that the adoption of ASC 606 is expected to have a material impact on your results for the three months ended March 31, 2019 as compared to March 31, 2018, please also revise to quantify that impact.

The Company respectfully advises the Staff that it has revised the disclosure on page 5 of the Amended Registration Statement. The Company respectfully notes that, on pages F-17 and F-18 of the Amended Registration Statement, the Company has disclosed that it plans to adopt ASC 606 when it becomes effective for it in 2019 and that it does not believe the impact of the new standard related to revenue recognition will have a material impact on the Company’s consolidated financial statements.

Results of Operations—Years Ended December 31, 2017 and 2018

Research and development, page 59

2.

We note your response to comment five from our letter dated April 24, 2019. To enhance transparency for investors as you continue to launch new products, please revise your discussion of research and development expenses to quantify the costs associated with your technical approval process during each period presented.

The Company respectfully advises the Staff that it has revised the disclosure on page 60 of the Amended Registration Statement.

The Company respectfully requests the Staff’s assistance in completing the review of this response letter. Please contact me at (650) 843-5055 with any questions regarding the Company’s responses to the Staff’s Comments or if you require further information. Thank you in advance for your attention to this matter.

Sincerely,

/s/ Jon Gavenman

Jon E. Gavenman

cc:	Robert Plaschke, Sonim Technologies, Inc.

James Walker, Sonim Technologies, Inc.

Michael Tenta, Cooley LLP

Marina Remennik, Cooley LLP

Richard Kline, Goodwin Procter LLP

Heidi Mayon, Goodwin Procter LLP

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com